EXHIBIT 99.1

Swedish Administrative Court of Appeal Rules on a Reduction of the Interconnect Fee Between Vodafone and TeliaSonera Sweden

STOCKHOLM, Sweden, Nov. 24, 2005 (PRIMEZONE) -- In its decision of November 21, 2005, the Swedish Administrative Court of Appeal stated that the interconnection fee of SEK 1.53/minute charged by Vodafone for the period up to September 30, 2003, was clearly unreasonable. The Administrative Court of Appeal has therefore ruled that TeliaSonera Sweden will pay an interconnection fee of SEK 1.18/minute for the period up to September 30, 2003.

It is satisfying that the Administrative Court of Appeal shares TeliaSonera's opinion that the prices charged by Vodafone have been too high. The court's decision can lead to more reasonable demands for interconnection fees, which should increase the possibilities for settling several more old conflicts over interconnection fees, in accordance with the Swedish Telecom Act, through agreements between operators.

The decision by the Court might be appealed, although there is little probability that the decision will be changed. In the fourth quarter this year. TeliaSonera will therefore reverse previously made provisions, which for this case will result in a positive effect of about SEK 100 million on operating income, before non-recurring items, and a cash payment of approximately SEK 275 million.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

 For further information journalists can contact:
 TeliaSonera Sweden's Press Office
 +46-(0)8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl. associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl. associated companies) and 2,017,000 Internet customers (2,056,000 incl. associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange and the Helsinki Exchanges. Pro forma net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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